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                          May 30, 2024

       Carl Kaeding
       President of Kaeding Development Group, LLC
       Auor Capital Fund V LLC
       7900 International Drive, Suite 910
       Bloomington, MN 55425

                                                        Re: Auor Capital Fund V
LLC
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted May 28,
2024
                                                            CIK No. 0002017115

       Dear Carl Kaeding:

               Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, you have failed to include financial statements required by paragraph (a)(2) of Part
       F/S of Form 1-A. In this regard, the financial statements must be prepared in accordance with US
       GAAP. We note that the included financial statements are incomplete as they do not include a
       cash flow statement and statement of stockholder   s equity for the
period ended 4/30/2024 and do
       not include footnotes for both the 12/31/2023 and 4/30/2024 periods.

              We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Jeremy E. Warring